

November 18, 2013

<u>Via E-mail</u>
Vikram Lamba
President
Zosano, Inc.
34790 Ardentech Court
Fremont, CA 94555

   Re: **Zosano, Inc.**
      Form 8-K
      Filed November 6, 2013
      File No. 333-179130

Dear Mr. Lamba:

  Our preliminary review of your current report raises several questions, which we have raised below.

1. We note that you have provided Form 10 information by reference to your Form 10-K but that you did not indicate in your Form 8-K that there had been an Item 5.06 change in shell company status event. Consequently, either advise us that there has not been a change in shell company status, or amend the above-referenced Form 8-K to include the disclosure required by Item 5.06 of Form 8-K.

2. Your Exchange Act reporting status is unclear to us. The facing page of your annual report on Form 10-K for the period ended December 31, 2012 does not contain the information regarding classes of securities registered under Section 12(b) or 12(g) of the Exchange Act, and a review of your reporting history does not reflect registration of a class of your securities pursuant to Section 12(b) or 12(g) of the Exchange Act, such as via a registration statement on Form 10 or Form 8-A. You also do not appear to be required to continue to file reports pursuant to Section 15(d) of the Exchange Act in connection with the registration statement on Form S-1 (File No. 333-179130) you originally filed on January 23, 2012. Please tell us whether you believe that you have a class of securities registered pursuant to Section 12(b) or 12(g) and are required to file reports pursuant to the Exchange Act, or whether you believe you are a voluntary filer at this time.

Please contact Scott M. Anderegg at (202) 551-3342 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director